March 7, 2006

VIA EDGAR

Mr. Terry French

Accountant Branch Chief

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

450 Fifth Street, NW

Mailstop: 3720-CF/AD 11

Washington, D.C. 20549

Re:	H&R Block, Inc.
Item 4.02(a) of Form 8-K Filed on February 23, 2006
File No. 1-06089

Dear Mr. French:

This letter confirms our conversation regarding our response to the letter from the Division of Corporation Finance of the Securities and Exchange Commission dated February 27, 2006 to H&R Block, Inc. (the “Company”) regarding Item 4.02(a) of Form 8-K filed on February 23, 2006 (the “Comment Letter”).

As we discussed, the Company did not receive the Comment Letter until March 6, 2006. Accordingly the Company respectfully requests that it be given five business days from March 6, 2006 to respond. Pursuant to this extended deadline, the Company will respond by March 13, 2006.

Please contact me at (816) 932-4921 if you have any questions.

Sincerely,

H&R BLOCK, INC.

/s/ Bret G. Wilson

Bret G. Wilson